January 19, 2012

Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 9, 2011
File No. 001-10853

Dear Ms. Hunsaker:

This letter responds to comments of the Staff of the Securities and Exchange Commission in a letter dated January 4, 2012, concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, filed February 25, 2011, and Form 10-Q for the Fiscal Quarter ended September 30, 2011, filed November 9, 2011.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with the proposed disclosures provided herein. Italicized text reflects new disclosures that will be added to future filings. Text that will be deleted has been struck through. Unless otherwise noted, the revisions noted are to our September 30, 2011 Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Notes to Consolidated Financial Statements
Note 4. Allowance for Credit Losses, page 18

1.

Comment: We note your disclosure on page 28 that if a restructuring subsequently defaults, you evaluate the restructuring for possible impairment, and as a result, the related allowance may increase. We also note your disclosure on page 63 that states for restructured loans, re-default expectations and estimated slower prepayment speeds are incorporated in

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 19, 2012
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the determination of the allowance for loan losses. Please clarify in more detail, and by portfolio segment, how you factor in the likelihood of a default of a restructured loan at the time of the original restructuring. Please refer to ASC 310-10-50-34(b).

Response:

We maintain an allowance for loan and lease losses (“ALLL”) that reflects management’s best estimate of probable credit losses inherent in the portfolio at the balance sheet date. We have incorporated certain adjustments into our loss migration estimates that have been designed to give appropriate consideration to the increased risk associated with restructured loans.

We advise the Staff that our current practice includes the following:

  We calculate the floor of the ALLL for restructured loans using the same methodology and assumptions that are used for similar loan types for the collectively evaluated loans within each portfolio segment. The calculation of the floor inherently assumes that restructured loans have the same loss assumptions as non-restructured loans, including probability of default and loss severity.

  We calculate the ceiling of the ALLL for restructured loans using the same methodology and assumptions that are used for nonaccrual loans of similar types within each portfolio segment. The calculation of the ceiling inherently assumes that restructured loans have the same loss assumptions as nonaccrual loans, including probability of default and loss severity.

  We then select the point within the range that we believe represents the best estimate of the ALLL at the balance sheet date. Due to the limited amount of historical experience available, our best estimate of the default risk related to restructurings is based on a combination of historical experience and management judgment for each portfolio segment.

For both the commercial and retail portfolio segments, the default rate assumptions determined using this approach result in higher estimated loss migration for restructured loans than the loss migration that has been assumed for loans that are not considered restructurings. While the assumptions used to estimate the ALLL for each portfolio segment reflect certain unique characteristics of each portfolio, the process used to estimate losses on restructured loans within each portfolio is substantially the same. As a result, we believe that additional disclosure by portfolio segment would be duplicative.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 19, 2012
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We will continue to monitor the loss experience associated with our restructured loans. As we obtain additional historical default experience for restructured loans, we will appropriately revise our assumptions and reserve process to incorporate such data and will modify our disclosures accordingly.

In response to the Staff’s comments, we intend to clarify that default expectations specific to restructured loans are incorporated in the allowance determination at the time of the original restructuring. We intend to revise our footnote disclosure related to the allowance for credit losses, beginning with our December 31, 2011 Form 10-K, as follows:

The allowance for nonperforming commercial restructurings for relationships with outstanding debt of $5 million or more are determined using a discounted expected cash flow approach and/or the value of collateral. The allowance for other commercial restructurings and all retail restructurings are determined using a discounted expected cash flow approach. These discounted cash flow analyses incorporate adjustments to future cash flows that reflect management’s best estimate of the default risk related to restructurings based on a combination of historical experience and management judgment.

In addition, we intend to revise our Critical Accounting Policies disclosures related to the allowance for credit losses in Management’s Discussion and Analysis, beginning with our December 31, 2011 Form 10-K, as follows:

For restructured loans, ~~re-~~default expectations and estimated slower prepayment speeds that are specific to each of the restructured loan populations are incorporated in the determination of the allowance for loan and lease losses.

Note 6. Loan Servicing, page 29

2	.	Comment: We note your rollforward of mortgage servicing rights during the nine months ended September 30, 2011 as well as your discussion on page 30 regarding the factors impacting the decrease, which is primarily due to a $265 million reduction caused by an increase in the prepayment factor due to a decrease in interest rates. Please tell us why the amounts are so much larger than indicated by your sensitivity disclosures provided on page 130 of your 2010 Form 10-K.

Response:

At September 30, 2011, our residential mortgage servicing rights valuation reflected a 19.8% prepayment speed assumption, which represented a 56% increase over the

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United States Securities and Exchange Commission J
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12.7% prepayment speed reflected in our December 31, 2010 Form 10-K. This increase is higher than the unfavorable variations reflected in the sensitivity analysis included in the Form 10-K (i.e., our sensitivity disclosures at December 31, 2010 contemplated a 10% and 20% increase in prepayment speed). However, to the extent that the unfavorable variations in our 2010 Form 10-K were extrapolated to reflect the actual increase in prepayment speeds, the resulting effect on the fair value of our residential mortgage servicing rights would be reasonably consistent with the decrease in fair value that was recorded during the nine months ended September 30, 2011.

Note 14. Fair Value Disclosures, page 41

3	.	Comment: We note the portion of your response to our previous comment six in our letter dated November 7, 2011 regarding the internal controls you have in place for the models and assumptions used by pricing services. Please address the following:

		•	Your response indicates that one of your controls for estimating fair value for securities that continue to be held in your securities portfolio is that you compare pricing service information to information from independent third party pricing sources. Please explain whether and when you investigate differences between the two sources and how you estimate fair value when the pricing differs.

		•	We note that one of your controls is to assess the reasonableness of fair value estimates provided by pricing services by evaluating “certain additional information including more detailed explanations of assumptions used.” Please explain whether the information you receive is the actual quantitative inputs used in the pricing services valuation techniques (such as those relating to benchmark yields, monthly payment information and collateral performance) and if so, how you evaluate this information. Please also explain whether you receive quantitative input information for all securities or a sample.

		•	We note that one of your controls over fair value estimates provided by the pricing service is the tracking and approval of overrides. Please explain the cause of overrides and how you estimate fair value when you use information other than that received from a pricing service in estimating fair value, particularly how you assure that other information reflects the views of market participants and is otherwise appropriate for comparing to that of the third party pricing services.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 19, 2012
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Response:

We acknowledge that we have a responsibility to comply with accounting principles generally accepted in the United States of America, maintain an appropriate system of internal controls designed to detect or prevent material misstatements and assess internal control over financial reporting. We recognize that these responsibilities extend to information provided by a third-party pricing service, and that as a result, our system of internal controls must give appropriate consideration to the risk of a material misstatement related to the fair value measurements reflected in our financial statements and disclosures.

As more fully described in this response, our system of internal controls has evolved over time to reflect changes in the availability of fair value information, whether based on actions taken by management (i.e., the level of executed trades used to perform back-testing procedures as more fully described below) or based on changes in the marketplace, which have resulted in additional information being made available to reporting entities to assess the reasonableness of information provided by pricing services.

We believe that our system of internal controls related to the valuation of trading and available-for-sale securities has provided reasonable assurance that our securities have been valued properly. This assessment is based in part on our assessment of (1) the nature and complexity, (2) the level of market activity, and (3) the availability of market data, related to our securities portfolio. We also recognize our responsibility to continually assess whether the scope of our internal control system is sufficient, as we encounter changes in the aforementioned factors.

In order to provide the Staff with a complete understanding of the internal controls surrounding fair value measurement, we (1) summarized the factors that were considered in our assessment of the risk of a material misstatement related to fair value measurement, (2) outlined the internal controls that were placed in operation on a historical basis to mitigate the risks associated with fair value measurement and (3) summarized certain changes to our system of internal controls that are currently being implemented, and discussed how additional information that was recently made available by our pricing service may be used to make further enhancements.

The following discussion excludes (1) our trading portfolio, which historically has represented less than 3% of total securities carried at fair value, and (2) covered securities, which are subject to a loss sharing agreement that provides for a recovery from the FDIC of up to 95% of losses incurred.

Stephanie L. Hunsaker
United States Securities and Exchange Commission
January 19, 2012
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Assessing the Risk of a Material Misstatement related to Fair Value Measurement

Nature and Complexity

The following table reflects our investment portfolio carried at fair value (amounts are preliminary) by asset class, at December 31, 2011:

		Percentage
	Amount	of Total
	(in millions)
GSE securities	$306	1.5%
Mortgage-backed securities issued by GSE	18,132	87.4
State and political subdivisions	1,923	9.3
Non-agency mortgage-backed securities	368	1.8
Other securities	7	-
Total	$20,736	100.0%

As noted in the above table, over 98% of these investment securities were issued by governments or government-sponsored entities. Approximately 89% were issued by a U.S. government-sponsored entity, which indicates that credit risk is a relatively minor consideration associated with the valuation of this significant portion of our portfolio. In the absence of significant credit risk, changes in fair value primarily arise as a result of interest rate changes (including prepayment rates) and liquidity discounts, which are readily observable in the marketplace.

Approximately 99.5% of our state and political subdivision portfolio was considered investment grade, and 94% was rated the equivalent of A or higher by a nationally recognized ratings agency. In order to maintain a high credit quality portfolio, we monitor issuer credit risk on a monthly basis by comparing the geographic concentration of the portfolio to approved limits and by appropriately considering the nature of the issuer within a particular geography. We believe the high-quality nature of our state and political subdivision portfolio significantly reduces the complexity of fair value measurements associated with these securities.

We recognize that non-agency mortgage-backed securities are subject to a higher degree of imprecision in connection with their valuation. However, since these securities represent less than 2% of the securities reflected in the table above, we do not believe the increased complexity of these instruments significantly alters our assessment related to the valuation of our investment securities as a whole.

Level of Market Activity

We acknowledge our responsibility to monitor the level of market activity associated with the investments held within our securities portfolio. Such monitoring activities provide an appropriate basis for assessing whether all fair value measurements have

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United States Securities and Exchange Commission
January 19, 2012
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been appropriately classified within the fair value hierarchy established in ASC 820: Fair Value Measurement. While we acknowledge that certain asset classes have experienced market disruptions at various points in time over the last several years, given the nature of our investment portfolio such disruptions did not have a significant impact on our fair value measurements.

We continue to monitor the level of market activity associated with our investment portfolio on an as-needed basis. We will continue to consider the impact of such changes in the market to both the fair value hierarchy assigned to investments within our securities portfolio and in determining the extent of testing necessary to obtain reasonable assurance related to the accuracy of our fair value measurements.

Availability of Market Data

In connection with our assessment of the risk of a material misstatement related to fair value measurement of our securities portfolio, we consider whether sufficient market data exists to support the fair value measurements provided by our pricing service. While the level of transparency associated with the information provided by our pricing service has evolved over time (i.e., more information has been made available in this regard over the last six months than was available previously), we believe that our investment portfolio has a relatively low risk of a material misstatement related to fair value measurement as a result of (1) the relatively low level of complexity required to estimate fair value for these types of securities and (2) the active markets in which these securities trade.

Our pricing service utilizes current market data (i.e. TBA prices, reported trades, benchmark yields, etc.) to develop a market-based pricing matrix that may be used to estimate the fair value of mortgage-backed securities issued by a GSE at each reporting date. For securities issued by state and political subdivisions, the pricing service utilizes current market data (i.e. MSRB reported trades, material event notices, benchmark yields, etc.) to develop a market-based pricing matrix that is used to estimate the fair value of such securities at each reporting date. We believe that it is important to highlight that the methodology employed by the pricing service related to these types of securities is a “mark to market” approach that is tantamount to comparable trades, as all of the significant data points used in these analyses were derived from active trading markets (i.e. represent a market participant’s view at each reporting date). We believe the approach described above represents an appropriate basis for estimating the fair value of such investments at each reporting date.

We have concluded that the risk of a material misstatement related to the valuation of our investment portfolio as a whole is low, based on an evaluation of the nature and complexity, level of market activity, and availability of market data related to the classes of securities held within the portfolio. The following internal controls, which we believe are appropriately designed and operating effectively, provide reasonable

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United States Securities and Exchange Commission
January 19, 2012
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assurance that our fair value measurements have been prepared in accordance with GAAP, and that we have appropriately maintained internal control over financial reporting as it relates to the valuation of our investment portfolio.

Primary Control Procedures

Back-testing of Security Sales

As noted in our response dated November 22, 2011, we perform back-testing procedures in order to evaluate the relative accuracy of the fair value estimates provided by our pricing service. These procedures involve comparing the price realized in security sales to the daily pricing provided by the third-party pricing service. The results of this testing for each of the three years in the period ended December 31, 2011 indicated that the daily pricing provided by the third-party pricing service was within a weighted-average range of 98.1% to 100.6% of the price of actual executed trades. A summary of the amounts that were back-tested by asset class performed over the three years ended December 31, 2011 follows:

				Weighted-Average
	Amount Tested			Pricing Range (1)
	2009	2010	2011	Min	Max
		(dollars in millions)

GSE securities	$247	$1,892	$-	100.2%	100.2%
Mortgage-backed securities issued
by GSE	14,636	29,599	3,587	98.1	100.6
Non-agency mortgage-backed
securities	-	410	242	92.3	102.1
Other securities	97	-	-	98.1	101.3
Total	$14,980	$31,901	$3,829	98.1%	100.6%

(1) Calculated as the price indicated by the pricing service divided by the pricing indicated by the executed trade.

The above table indicates that we were able to complete back-testing related to a significant portion of our investment portfolio. The results of these control procedures provided evidence that supports the reasonableness of the pricing service’s valuation of securities.

Comparison of Pricing Service Estimates to Third-Party Sources

During the first quarter of 2010, we implemented additional procedures that were designed to assess the reasonableness of pricing provided by our pricing service. Each quarter, we compare a sample of the pricing provided by the pricing service to other independent third-party pricing sources. As a point of reference, the following

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United States Securities and Exchange Commission
January 19, 2012
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table summarizes the scope of this testing over the two years ended December 31, 2011:

			Weighted-Average
	Amount Tested		Pricing Range (1)
	2010	2011	Min	Max
	(dollars in millions)
GSE securities	$1,289	$176	100.0%	100.2%
Mortgage-backed securities issued by GSE	15,461	16,169	98.0	102.3
State and political subdivisions	470	515	96.5	103.8
Non-agency mortgage-backed securities	695	1,142	86.0	105.3
Total	$17,915	$18,002	97.5%	102.4

(1) Calculated as the price indicated by the pricing service divided by the pricing indicated by third- party sources.
(2) Amounts in this table represent cumulative testing performed during the year (i.e., the sum of the sample selected during each quarter).

The results of these analyses on a historical basis have indicated a high degree of correlation between the estimates provided by the pricing service and the estimates obtained from other sources.

We seek to obtain pricing information from multiple third-party pricing sources and compare the price indicated by these sources to the pricing received from the pricing service. The results of this comparison are evaluated to identify variances between the pricing service and our independent pricing sources that fall outside a reasonable range, after giving appropriate consideration to the nature of the underlying investment (e.g., the range of acceptable fair value estimates for agency securities would be narrower than the range of acceptable prices for non-agency mortgage-backed securities).

To the extent that we identify variances that fall outside of a reasonable range, we obtain additional information from the pricing service (i.e., significant assumptions used in estimating the fair value of the security) in order to identify the factors that are contributing to the variance in pricing between the pricing sources. On a historical basis, the pricing service has provided us with sufficient additional insight into its valuation approach to enable us to conclude that adjustments to the fair value estimate provided by the pricing service have not been warranted. Please refer to the following section for a description of the information provided in these situations.

Additional Information Provided by the Pricing Service

We have not experienced significant differences between the pricing indicated by our primary pricing service and other third-party sources on a historical basis. We

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United States Securities and Exchange Commission
January 19, 2012
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believe this result reflects the active nature of the market for mortgage-backed securities issued by GSEs and the other types of plain-vanilla investment securities held within our portfolio. However, from time to time we identify differences between the pricing provided by the pricing service and prices indicated by other third-party sources, which require additional analysis as more fully described below.

As an example, during 2011 we determined that it was appropriate to request additional information from the pricing service for twelve securities based on variances noted in our testing. The additional information obtained included:

o	Details on comparable security data used to establish the price. This information included reference to coupon, duration, debt ratings, actual credit losses and delinquency statistics as applicable.

o	Support that securities were being actively redeemed and the redemption prices.

In each instance noted above, we reviewed the information that was provided and concluded that the pricing provided by the pricing service was reasonable (i.e., no adjustments to the price estimates provided by the pricing service were recorded).

Overrides

As indicated in our previous response, we have established internal controls surrounding the use of manual overrides of pricing information in our investment accounting system. We believe that it is important to clarify that such overrides have not involved adjustments to the estimates of fair value provided by the pricing service. Rather the use of the term “override” refers to a limited population of securities for which the pricing service did not provide a current price.

In order to ensure that we provide an appropriate degree of transparency with respect to the fair value measurement process, we intend to revise our fair value measurement footnote beginning with our December 31, 2011 Form 10-K similar to the following:

GSE securities and Mortgage-backed securities issued by GSE: These are debt securities issued by U.S. government sponsored entities. ~~BB&T’s valuations are based on a market approach using observable inputs such as benchmark yields and securities, TBA prices, reported trades, issuer spreads, current bids and offers, monthly payment information and collateral performance.~~ GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including TBA pricing and benchmark yield curves

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United States Securities and Exchange Commission
January 19, 2012
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that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for certain securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations (“CMOs”) are valued using market-based pricing matrices that are based on available trade information (i.e., dealer quotes, spreads, bids, offers and market research reports), the characteristics of a specific tranche, market convention prepayment speeds, and benchmark yield curves as described above.

States and political subdivisions: ~~These are debt securities issued by states and political subdivisions.  BB&T’s valuations are primarily based  on a market approach using observable inputs such as benchmark yields, MSRB reported trades, material event notices and new issue data.~~  These  securities are valued using market-based pricing matrices that are based on observable inputs including MSRB reported trades, material event notices and benchmark yield curves.

Non-agency mortgage-backed securities: ~~BB&T’s valuation for these debt securities is based on a market approach using observable inputs such as benchmark yields and securities, TBA prices, reported trades, monthly payment information and collateral performance.~~ Pricing matrices for these securities are based on observable inputs including dealer quotes, spreads, bids, offers, market research reports, the characteristics of a specific tranche and market convention prepayment speeds. These pricing matrices also give appropriate consideration to benchmark yield curves, which are determined as described above.

Other securities: These securities consist primarily of equities, mutual funds and corporate bonds. These securities are valued based on a review of quoted market prices for identical and similar assets as well as through the various other inputs discussed previously.

Future Changes to Internal Controls related to Fair Value Measurement

In connection with anticipated Basel II.5 requirements, we are implementing an independent price verification (“IPV”) function in the first quarter of 2012. The IPV function, working under the direction of an IPV Committee, will perform reviews of all pricing assumptions, monitor all significant changes to pricing and valuation policies, and establish tolerance thresholds for valuation and price differences. This IPV function will operate independently from contributing lines of business and will report to a committee that is governed by Financial Management.

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United States Securities and Exchange Commission
January 19, 2012
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In addition, our pricing service has created a number of different reports and made resources available that have been designed to provide a greater level of transparency with respect to its fair value measurement process. This information includes but is not limited to (1) methodology documents that describe the processes used in preparing evaluations for each asset class, (2) transparency tools that provide clients with additional insight into certain public and proprietary market data used in the pricing process (such tools are not yet available for our security types), (3) an evaluation challenge process that provides a forum for exchanging information regarding evaluations, and (4) evaluation input reports (a.k.a. “deep dives”) as well as a cumulative list of securities that have been evaluated from an ASC 820 perspective.

It should be noted that many of these tools have only recently been made available, which reflects the evolving nature of the information that is available to assess the reasonableness of pricing estimates provided by the pricing service. We intend to evaluate how such information may be used (or change how frequently certain resources are utilized such as the “deep dive” process) to further strengthen the internal controls surrounding the fair value measurement process.

4.

Comment: We note the portion of your response to our previous comment six regarding the service auditor report obtained in connection with your procedures to review the information received from pricing services. Please respond to the following:

Explain the frequency of independent auditor reports that you receive regarding the internal controls at pricing services.

Explain what you do when these reports do not cover an entire financial reporting period.

Explain which securities these report(s) relate to and what controls are in place for those security types for which auditor reports are not available.

Describe to us any controls deficiencies identified related to the service provider’s valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating t
o valuation and have effective internal control over financial reporting (ICFR).

Response:

As indicated in our prior letter, we obtain and review the independent auditor’s report on internal controls placed in operation by our primary third-party pricing service.

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United States Securities and Exchange Commission
January 19, 2012
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The report provided is a Type I report and therefore does not include testing related to the operating effectiveness of controls. While we believe that the insight gained from reading the service auditor report is beneficial, we have concluded that this type of service auditor report is not a significant control procedure that can be relied upon and as a result, we have established a system of internal controls that is responsive to the risks associated with the receipt of information from the pricing service.

Rather than placing undue reliance on the service auditor report, we believe that the back-testing and other price validation procedures outlined in our previous response represent the key significant controls related to the validation of information provided by the pricing service.

Notwithstanding our conclusion related to the significance of these service auditor reports, responses to your inquiries are as follows:

o	Frequency of service auditor reports – we receive and review service auditor reports related to our primary pricing service on an annual basis, as they are made available. The most recent service auditor report was as of August 31, 2010.

o	Coverage period – since we have concluded that the service auditor report does not represent a significant control, we do not perform additional procedures relating to periods subsequent to the date of the report.

o	Scope of service auditor report – the service auditor report addresses controls related to certain aspects of the pricing service’s data centers, information security, network and related infrastructure operations that support the pricing service’s (1) evaluated pricing, specified reference data and pricing products/services, (2) specified evaluated pricing applications, (3) specified repositories, databases and tools.

o	Identified control deficiencies - the independent auditor’s opinion on the description and design of specified controls was unqualified. However, since Type I reports do not include testing of referenced controls, the question on service provider internal control deficiencies is not applicable.

5	.	Comment: Please explain to us whether any documentation from the third party service provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

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United States Securities and Exchange Commission
January 19, 2012
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Response:

Our pricing service indicated the following with respect to the information it provides:

[The pricing service] makes no warranties whatsoever either express or implied, as to the merchantability, fitness for a particular purpose, or any other matter. Without limiting the foregoing, [the pricing service] makes no representation or warranty that any data or information (including, but not limited to, evaluations) supplied to it or by it are complete or free from errors, omissions or defects.

However, the pricing service also communicated that the information supplied reflects its “good faith opinion as to what a buyer in the marketplace would pay for a security (typically in an institutional round lot position) in a current sale.” In addition, the pricing service has described its services as follows:

[The pricing service business] provides global securities pricing, evaluations, and reference data designed to support financial institutions’ and investment funds’ pricing activities, securities operations, research and portfolio management. [The pricing service] collects, edits, maintains and delivers data on more than 10 million securities, including daily evaluations for approximately 2.8 million fixed income and international equity issues.

We believe that the pricing service has the requisite background and experience to provide such information. Further, we believe that the pricing service prepares fair value estimates in a manner that is consistent with the provisions of ASC 820 (i.e., from a market participant’s perspective). However, we acknowledge that we are responsible for the fair value information reflected in our financial statements, and recognize that our internal control structure must be designed in a manner that ensures that we have appropriately validated the information received from the pricing service.

As noted in our response to question #4 above, we believe that the back-testing and other price validation procedures outlined in our prior letter represent the key significant controls related to the validation of information provided by our pricing service. On a historical basis, the results of control testing have indicated that these controls are operating effectively. As a result, we believe that we have a reasonable basis for concluding that we have maintained effective internal control over financial reporting as it relates to the valuation of our securities portfolio.

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United States Securities and Exchange Commission
January 19, 2012
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6	.	Comment: Please describe to us any deficiencies in your own internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy and how you assessed the nature and severity of any such deficiencies.

Response:

We have not identified any deficiencies in internal controls related to the valuation of securities classified in Level 2 of the fair value hierarchy.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Table 4-3 Troubled Debt Restructurings, page 82

7	.	Comment: We note your response to prior comment five in our letter dated November 7, 2011 and the proposed additional disclosures you plan to include in future filings. In addition to the disclosures currently proposed, please also disclose, if true, that your policy only permits the removal of a loan from the restructuring disclosure due to the passage of time or due to a non-concessionary re-modification when the initial (or subsequent) modifications do not include any forgiveness of principal or interest. Additionally, please tell us whether you believe the “more than minor” criteria in ASC 310-20-35-11 would be met based on the specific facts and circumstances and other considerations surrounding the modification, including consideration of why the re-modifications are taking place and the typical life cycle of the loan being re-modified.

Response:

It is our policy that if the initial (or subsequent) modification of a loan included forgiveness of principal or interest, then the loan would be reflected as a troubled debt restructuring (“restructuring”) for the life of the loan. In addition, it is our policy that such loans may not be removed from classification as a restructuring due to the passage of time.

There is no authoritative guidance related to the financial reporting associated with the subsequent modification of a loan that was previously considered a restructuring. In the absence of such guidance, we have concluded that it would be appropriate to remove such re-modified loans from being reported as a restructuring if either:

  The re-modification is considered a new loan under ASC 310-20-35-9 through 11, or

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United States Securities and Exchange Commission
January 19, 2012
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•	If not considered a new loan, by analogy to ASC 310-40-50-2, in years after the re-modification, the loan may not be reported as a restructuring if both of the following conditions are met:

o	the re-modified terms specify an interest rate equal to or greater than the rate that we were willing to accept at the time of the re- modification for a new loan with comparable risk, and

o	the loan was not impaired based on the terms specified by the re-modification agreement.

ASC 310-20-35-11 incorporates both a quantitative analysis (i.e., a comparison of discounted cash flows between the original loan and the re-modified loan) and a qualitative analysis that gives consideration to the specific facts and circumstances surrounding the re-modification (i.e., the reason for the re-modification and the life cycle of the loan). As we have considered these provisions further, we believe the vast majority of these re-modified loans would be considered new loans due to qualitative considerations. As such, amounts deferred in accordance with the provisions of ASC 310-20 should be written off. Based on an analysis of all such re-modifications in 2011, we have determined that the potential financial impact of accounting for such transactions as new loans would be less than $0.1 million. As noted in our prior response, the total amount of re-modified loans removed from restructuring status was $64 million for the nine-months ended September 30, 2011, which is immaterial and therefore does not necessitate specific review of each loan to determine if it would be considered a new loan in accordance with the above policy.

In response to the Staff’s comments, we intend to supplement our proposed disclosure related to restructurings in Management’s Discussion and Analysis, beginning with our December 31, 2011 Form 10-K, as follows (changes from the proposed disclosure reflected in our November 22, 2011 letter have been italicized and struck through):

Payments and payoffs represent cash received from borrowers in connection with scheduled principal payments, prepayments and payoffs of amounts outstanding at the maturity date of the loan. Transfers to nonperforming restructurings represent loans that no longer meet the requirements necessary to reflect the loan in accruing status and as a result are subsequently classified as a nonperforming restructuring.

Restructurings may be removed due to the passage of time if they: (1) did not include a forgiveness of principal or interest, (2) have performed in accordance with the modified terms (generally a minimum of six months), (3) ~~and~~ were reported as a restructuring over a year end reporting period, and (4) reflected an ~~the~~ interest rate on the

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United States Securities and Exchange Commission
January 19, 2012
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modified ~~credit~~ loan that was ~~must have been~~ a market rate at the date of modification. These loans were previously considered restructurings as a result of structural concessions such as extended interest-only terms or an amortization period that did not otherwise conform to normal underwriting guidelines.

In addition, certain transactions may be removed from classification as a restructuring as a result of a subsequent non-concessionary re-modification. Non-concessionary re-modifications represent restructurings that did not contain ~~a concessionary interest rate or other~~ concessionary terms at the date of a subsequent renewal/modification ~~These loans are no longer classified as a restructuring as the borrower has complied with the terms of the loan at the date of the re-modification,~~ and there was a reasonable expectation that the borrower would continue to comply with the terms of the loan subsequent to the date of the re-modification. A re-modification may be considered for such a re-classification if the loan has not had a forgiveness of principal or interest and the modified terms qualify as more than minor such that the re-modified loan is considered a new loan. Alternatively, such loans may be considered for reclassification in years subsequent to the date of the re-modification based on the passage of time as described in the preceding paragraph.

If you have any questions or need additional information, you may contact me at (336) 733-3913 or Michael L. Nichols, Senior Vice President and External Reporting Manager, at (336) 733-3079. Thank you.

Sincerely,

/s/ Cindy B. Powell

Cindy B. Powell
Executive Vice President and Corporate Controller

cc:	Kelly S. King, Chairman and Chief Executive Officer Daryl N. Bible, Chief Financial Officer